FEB-20-2003 11:37 [redacted] 717 285 7888 P.01

03015888

ATES
NGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 382

8-36382

RECEIVED FEB 28 2003

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emory Ernest Phillips

DBA PHILLIPS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

385 HIGHLAND DRIVE
(No. and Street)

MOUNTVILLE	PA	17554
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EMORY E. PHILLIPS (717)285-3232
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIDDER NORMA JEANNE
(Name — if individual, state last, first, middle name)

125 MAIN STREET	LANDISVILLE	PA	17538
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 01 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EMORY E. PHILLIPS swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PHILLIPS FINANCIAL SERVICES, INC., as of DECEMBER 31, ~~19~~ 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Barbara A. Karmilowicz

Notary Public

NOTARIAL SEAL
Barbara A. Karmilowicz, Notary Public
Mountville Boro., Lancaster County
My Commission Expires April 22, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS
OF

PHILLIPS FINANCIAL SERVICES, INC.

DECEMBER 31, 2002

PHILLIPS FINANCIAL SERVICES, INC.

CONTENTS

Norma J. Ridder
Certified Public Accountant
125 Main Street
Landisville, PA 17538
Phone 717-898-7717 Fax 717-898-3164

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have audited the accompanying balance sheet of Phillips Financial Services, Inc. as of December 31, 2002 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phillips Financial Services, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Norma J. Ridder

Norma J. Ridder, C.P.A
February 3, 2003

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS

Cash	$97,447
Investments - Mutual Funds	139,750
Commissions Receivable	917
Prepaid Insurance	1,203
Total Current Assets	239,317

PROPERTY, PLANT, AND EQUIPMENT

Office Equipment	107,424
Improvements	74,031
Less: Accumulated Depreciation	89,364
Net Property, Plant, and Equipment	92,091
TOTAL ASSETS	$331,408

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

TOTAL LIABILITIES	$0
STOCKHOLDERS' EQUITY	
Common Stock, no par value; Authorized 10,000 shares; Issued 1,000 shares	12,025
Retained Earnings	319,383
Total Stockholders' Equity	331,408
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$331,408

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUE	
Commissions - Variable Annuities	$270,237
Commissions - Mutual Funds	408,190
Total Revenue	678,427
OPERATING EXPENSES	
Advertising	1,866
Computer Expenses	3,454
Contributions	50
Depreciation	11,385
Dues and Subscriptions	1,796
Fees	235
Insurance	17,143
Legal and Professional	700
Licenses and Permits	192
Office Supplies	9,152
Postage	5,459
Professional Development	430
Regulatory Commission Expense	1,339
Rent	24,000
Repairs and Maintenance	20,333
Retirement Benefit	10,543
Salaries	
Officers	332,416
Office	159,729
Taxes	30,712
Telephone	8,495
Travel	198
Utilities	3,417
Total Operating Expenses	643,044
Operating Income	35,383
OTHER INCOME (EXPENSES)	
Interest	3,109
Gains (Losses) Unrealized	(8,532)
Gains (Losses) Realized	(11,964)
Total Other Expenses	(17,387)
NET INCOME	$ 17,996

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Total
Balance - January 1, 2002	$12,025	$376,387	$388,412
Less: Distribution to Shareholders		(75,000)	(75,000)
Net Income (Page 4)		17,996	17,996
Balance - December 31, 2002	$12,025	$319,383	$331,408

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Page 4)	$17,996
Adjustments to Derive Cash Effect	
Depreciation	11,385
Realized and Unrealized Losses on Investments	20,496
Increase in Receivables	(233)
Decrease in Prepaid Expenses	270
Decrease in Accrued and Withheld Expenses	(157)
Net Cash Provided by Operating Activities	49,757
CASH FLOWS FROM INVESTING ACTIVITES	
Proceeds From Sale of Investments	112,424
Purchase of Investments	(39,424)
Net Cash Provided by Investing Activities	73,000
CASH FLOWS FROM FINANCING ACTIVITIES	
Distribution to Shareholders	(75,000)
Net Cash Used by Financing Activities	(75,000)
Increase in Cash	47,757
Cash at Beginning of Year	49,690
Cash at End of Year	$97,447

See accompanying notes and accountant's audit report.

PHILLIPS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – ORGANIZATION AND OPERATIONS

Phillips Financial Services, Inc. is a Pennsylvania Corporation. The registration of the Company as a broker-dealer was approved by the Commonwealth of Pennsylvania on August 20, 1986 and by the National Association of Securities Dealers on October 1, 1986.

The Company deals in the distribution of shares of registered open-end investment trust, the sale of variable annuities and the sale of insurance; accordingly, the entity qualifies for exclusion form the Securities Investor Protection Corporation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

METHOD OF ACCOUNTING

Assets and liabilities, and revenues and expenditures, are recognized on the accrual basis of accounting. Specifically, income is recognized when earned, and expenses are recorded when incurred.

FIXED ASSETS AND DEPRECIATION

Fixed assets are carried at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the prescribed useful life.

INCOME TAXES

The Company has elected to be taxed as a Small Business Corporation. Profits, losses and certain tax credits are passed through to the stockholder; therefore, no provision has been made for corporate income taxes.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $231,505, which was $206,505 in excess of its required net capital of $25,000. The Company's net capital ratio was 0, due to no indebtedness as of December 31, 2002.

NOTE 4 – EXEMPTION FROM RULE 15C3-3

Phillips Financial Services, Inc. claims an exemption from Rule 15c3-3 by maintaining a "Special Account for exclusive Benefit of Customers" according to Rule Section (K) (2) (i).

NOTE 5 – RENT

The Company pays rent to Emory E. Phillips, 100% shareholder of the corporation. Rent for the year ended December 31, 2002 totaled $24,000.

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717) 898-7717

Phillips Financial Services, Inc.
Mountville, Pennsylvania

My examination of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The supplementary information, contained on the following pages, is presented and prepared in accordance with the requirements of the Securities and Exchange Commission and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norma J. Ridder

Norma J. Ridder, C.P.A
February 3, 2003

PHILLIPS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2002

NET CAPITAL

Total Stockholders' Equity	$331,408
Deduct: Non-Allowable Assets	94,311
Haircuts - Other Investment Securities	5,592
NET CAPITAL	$231,505

See accompanying notes and accountant's report.

PHILLIPS FINANCIAL SERVICES, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AS OF DECEMBER 31, 2002

Net Capital	$231,505
Minimum Net Capital Required	0
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	25,000
Net Capital Requirement	25,000
Excess Net Capital	206,505
Excess Net Capital at 1000%	$231,505

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2002

Total Liabilities	0
Total Aggregate Indebtedness	0
Percentage of Aggregate Indebtedness to Net Capital	0.00%
Percentage of Debt to Debt-Equity Total	0.00%

See accompanying notes and accountant's audit report.

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717) 898-7717

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have examined the financial statements of Phillips Financial Services, Inc. for the year ended December 31, 2002 and have issued my report thereon dated February 3, 2003. As part of my examination, I made certain inquiries, determined to be necessary under the existing circumstances, concerning the system of internal accounting control and the practices and procedures being used.

The type of operations and limited number of transactions processed by Phillips Financial Services, Inc. do not at this time require a formal system of internal accounting control, and I do not discern any material inadequacies.

Norma J. Ridder

Norma J. Ridder, C.P.A
February 3, 2003

NORMA J. RIDDER
CERTIFIED PUBLIC ACCOUNTANT
125 MAIN STREET
LANDISVILLE, PA 17538
(717) 898-7717

Board of Directors
Phillips Financial Services, Inc.
Mountville, Pennsylvania

I have examined the financial statements of Phillips Financial Services, Inc. for the year ended December 31, 2002 and have issued my report thereon dated February 3, 2003. I have found that no material differences existed between the audited computation of net capital and computation of 15c3-3 reserve requirements and the broker/dealer's corresponding unaudited Part IIA.

Norma J. Ridder

Norma J. Ridder, C.P.A
February 3, 2003